Dolly Varden Silver Engages ICP Securities Inc. for Automated Market Making
Services

Vancouver, British Columbia - April 4, 2025 - Dolly Varden Silver Corporation (TSXV: DV | OTCX: DOLLF | FRA: DVQ1) (the "Company" or "Dolly Varden") announces that it has engaged the services of ICP Securities Inc. ("ICP") to provide automated market making services, including use of its proprietary algorithm, ICP Premium™, in compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation. ICP will be paid a monthly fee of C$7,500, plus applicable taxes, payable monthly in advance. The agreement between the Company and ICP was signed with a start date of April 4, 2025, and is for four (4) months (the "Initial Term") and shall be automatically renewed for subsequent one (1) month terms (each month called an "Additional Term") unless either party provides at least thirty (30) days written notice prior to the end of the Initial Term or an Additional Term, as applicable.

ICP does not have any interest, directly or indirectly, in the Company or its securities or any right or intent to acquire such an interest at this time, however ICP and its clients may acquire an interest in the securities of the Company in the future. There are no performance factors contained in the agreement and no stock options or other compensation in connection with the engagement. ICP and its clients may acquire an interest in the securities of the Company in the future.

ICP is an arm's length party to the Company. ICP's market making activity will be primarily to correct temporary imbalances in the supply and demand of the Company's shares. ICP will be responsible for the costs it incurs in buying and selling the Company's shares, and no third party will be providing funds or securities for the market making activities.

About ICP Securities Inc.

ICP Securities Inc. is a Toronto based CIRO dealer-member that specializes in automated market making and liquidity provision, as well as having a proprietary market making algorithm, ICP Premium™, that enhances liquidity and quote health. Established in 2023, with a focus on market structure, execution, and trading, ICP has leveraged its own proprietary technology to deliver high quality liquidity provision and execution services to a broad array of public issuers and institutional investors.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the term of the agreement and the proposed benefits of the agreement.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 and other documents filed by the Company with the Canadian securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.